March 10, 2006

Mr. Melvyn Williams
Chief Financial Officer
Apollo Gold Corporation
5655 South Yosemite St., Suite 200
Greenwood Village, Colorado  80111-3220

	Re:	Apollo Gold Corporation
		Registration Statement on Form S-3 filed on February 15,
2006
		File No. 333-131876
Amendment No. 1 to Form S-3 filed on February 14, 2006
File No. 333-122433
Amendment No. 1 to Form S-3 filed on February 14, 2006
File No. 333-122693
Form 10-Q for Fiscal Quarter Ended September 30, 2005
      Filed November 9, 2005

Dear Mr. Williams:

      We have limited our review of the above filings and your response letters dated January 25, 2006, February 15, 2006 and February 24, 2006 to only the areas upon which we have issued comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form S-3

General

1. Please note that we will not be in a position to declare any of your pending registration statements effective until all outstanding comments have been addressed.

Form 10-Q for the Fiscal Quarter Ended September 30, 2005

Controls and Procedures

2. We note your disclosure that "[e]xcept for the steps described above, there have been no other changes in [your] internal control over financial reporting...." Revise to state clearly, if correct, that there were changes in your internal control over financial reporting that occurred during this quarter that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting.

Engineering Comments

3. We note the information you provided in your supplemental response letter dated February 24, 2006. Please revise your disclosure in your last filed quarterly report, Form 10-Q, to include the information you provided in the letter. In addition, in more depth than you have previously provided in press releases, disclose the timing, and your observations and analysis as to the geotechnical conditions at the Montana Tunnels mine that have caused your suspension of operations.

4. As we noted in our conference call, if you decide to continue to designate mineral reserves at the Montana Tunnels mine, please provide, as supplemental information, your current mining plans including cash flow analysis and capital budget for those reserves.

Closing Comments

      As appropriate, please amend the above filings in response to these comments. You may wish to provide us with a marked copy of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Roger Baer, Mining Engineer, at (202) 551-
3705
with questions about engineering comments.  Please contact Jason
Wynn
at (202) 551-3756 or, in his absence, me at (202) 551-3740 with any
other questions.

							Sincerely,


							H. Roger Schwall
							Assistant Director

      cc:  J. Wynn
            via facsimile
            Deborah J. Friedman
            Davis Graham & Stubbs LLP
            (303) 893-1379

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Mr. Melvyn Williams
Apollo Gold Corporation
March 10, 2006
page 4




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

   DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010